VALDÉS & MORENO, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

YEAR ENDED DECEMBER 31, 2018

CONTENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden	
hours per response 12.00	

SEC FILE NUMBER
8-47810

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/2018_____ AND ENDING _____12/31/2018_____
                                            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VALDÉS & MORENO, INC.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

__6300 N. Revere Drive, Suite 110__
                              (No. and Street)

Kansas City	Missouri	64151
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Marco R. Listrom	816-221-6700
	(Area Code - Telephone Number)

A. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

__DAVID LUNDGREN & COMPANY, CPA'S, CHTD__
                              (Name - *if individual, state last, first, middle name*)

505 NORTH MUR-LEN ROAD	OLATHE	KANSAS	66062
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
     X Certified Public Accountant
     □ Public Accountant
     □ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. (See Section 240.17A-5(3)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Marco R. Listrom _____, swear (or affirm) that, to the best of my

knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____

___Valdés & Moreno, Inc. _____, as of ___December 31, 2018___, are

true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or

director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Account #368320088 – Marco Listrom IRA _____

Account #461906651 – Marco Listrom Joint _____



_____
Signature

_____
President
Title



_____
Notary Public

This report ** contains (check all applicable boxes):
- X   (a)   Facing Page.
- X   (b)   Statement of Financial Condition.
- X   (c)   Statement of Income (Loss).
- X   (d)   Statement of Changes in Financial Condition.
- X   (e)   Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- □   (f)   Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X   (g)   Computation of Net Capital.
- □   (h)   Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- X   (i)   Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- X   (j)   A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-e.
- □   (k)   A Reconciliation between the audited and unaudited Statements of Financial Condition with Respect to methods of consolidation.
- X   (l)   An Oath or Affirmation.
- □   (m)   A copy of the SIPC Supplemental Report.
- □   (n)   A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA
MAGGIE CHANG, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
of Valdés& Moreno, Inc

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Valdés & Moreno, Inc as of December 31, 2018, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Valdés & Moreno, Inc as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Valdés & Moreno, Inc's management. Our responsibility is to express an opinion on Valdés & Moreno, Inc's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Valdés & Moreno, Inc in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedules I, and II, have been subjected to audit procedures performed in conjunction with the audit of Valdés & Moreno, Inc's financial statements. The supplemental information is the responsibility of Valdés & Moreno, Inc's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.



We have served as Valdés & Moreno, Inc's auditor since 2015.

Olathe, Kansas

February 27, 2019

VALDÈS & MORENO, INC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2018

ASSETS

Cash and cash equivalents	$	12,917
Cash with clearing broker		171,041
Deposit account with clearing broker		29,994
Trading account with clearing broker		262,978
Investment account with clearing broker		20,011
Receivable from senior underwriter		194,989
Receivable from shareholder		13,240
Office equipment (net of accumulated depreciation of $7,485)		2,077
TOTAL ASSETS	$	707,247

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

Accounts payable	$	20,309
Independent contractors payable		135,127
Accrued payroll		27,202
Accrued payroll taxes and benefits		18,390
Due to clearing broker		276,648
Income taxes payable		14,069
Dividends payable		3,960
Total liabilities		495,705

STOCKHOLDERS' EQUITY

Capital stock		221,000
Retained earnings (deficit)		(9,458)
Total stockholders' equity		211,542
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	707,247

VALDÈS & MORENO, INC

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2018

REVENUES

Commissions		$	22,030
Trading gains			114,758
Underwriting profit			612,290
Consulting fees			-
Placement agent fees			63,750
Realized gain (loss) on investment securities			-
Unrealized gain (loss) on investment securities			100
Miscellaneous			18,169
Total revenues			831,097

DIRECT COSTS OF REVENUES

Clearing expenses	$	26,141	
Other charges		9,825	35,966

GROSS MARGIN 795,131

EXPENSES

Employee compensation and benefits	296,760
Independent contractor compensation	214,370
Office rent	40,955
Office expense	26,642
Voice and data	5,568
Quotation and market data	26,750
Travel and entertainment	21,933
Advertising and promotion	13,481
Regulatory fees and expense	47,264
Professional fees	6,075
Interest expense	16,405
Depreciation	1,003
Miscellaneous	25,264
Total expenses	742,470

Income (Loss) Before Income Taxes		52,661
Provision for Income Taxes (Benefit)		14,069
Net Income	$	38,592

EXHIBIT C

VALDÈS & MORENO, INC

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2018

	Common Stock Class A & B	Preferred Stock	Retained Earnings
BALANCE, BEGINNING OF YEAR	$ 2,000	$ 219,000	$ 130
Stock issuance	-	-	-
Dividends	-	-	(48,180)
Net income (loss)	-	-	38,592
BALANCE, END OF YEAR	$ 2,000	$ 219,000	$ (9,458)

VALDÈS & MORENO, INC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income	$	38,592
Depreciation		1,003
Realized (gains) losses		-
Unrealized (gains) losses		(100)
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Changes in operating assets and liabilities:		
(Increase) decrease in receivable from clearing broker		22,558
(Increase) decrease in trading account with clearing broker		(262,978)
(Increase) decrease receiveable from senior underwriter		(194,989)
(Increase) decrease in receivable from shareholder		(9,232)
Increase (decrease) in accounts payable - trade		13,414
Increase (decrease) in independent contractors payable		(32,876)
Increase (decrease) margin account with clearing broker		265,903
Increase (decrease) in accrued payroll and benefits		21,746
Increase (decrease) in accrued income taxes		(501)
Increase (decrease) in accrued dividends		(720)
Net cash provided by operating activities		(138,180)

CASH PROVIDED (USED) BY INVESTING ACTIVITIES:

Purchase of depreciable assets	-
Purchase of long term investments	(34,877)
Proceeds from sale of long term investments	10,000
Net cash provided (used) by investing activities	(24,877)

CASH PROVIDED (USED) IN FINANCING ACTIVITIES:

	-
Dividends	(48,180)
Net cash provided (used) in investing activities	(48,180)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(211,237)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		224,154
CASH AND CASH EQUIVALENTS AT END OF YEAR	$	12,917

NOTE 1   SIGNIFICANT ACCOUNTING POLICIES

A.   *Nature of the Business*

The Company was incorporated on July 13, 1994 and commenced business on May 2, 1995. The Company operates as a fully disclosed broker/dealer based in Kansas City, Missouri. All customer cash balances and securities are carried by a clearing broker.

B.   *Management Estimates*

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at December 31, 2018 and revenues and expenses during the year then ended. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statements.

C.   *Brokerage Commissions*

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transactions, the Company charges a commission. Commissions and related clearing expenses are recorded on a settlement date basis. The Company believes that contract performance is only complete when money changes hands and the risk/reward of a securities position has been transferred. The firm's clearing broker keeps it books and records on a settlement date basis, also.

D.   *Investment Banking*

The Company underwrites securities for corporate and governmental entities who want to raise funds through the sale of securities. Investment banking revenues include concessions, fees, gains and losses, net of syndicate expenses, arising from securities offerings in which the Company participates as an underwriter. Sales concessions are recorded on settlement date per the discussion above in C. Underwriting fees (net-designation and group net sales credits) and gains/losses are recorded at the time the underwriting has been completed and payment received. The Company believes that significant actions need to be taken by the underwriting group subsequent to settlement of an offering to account for related fees and figure the gain/loss of a syndicate.

E.   *Placement Agent Fees*

Placement agent fees are recorded upon receipt, in accordance with the related placement agent agreement, after investor funds have been deposited with the private equity fund at closing.

F.   *Depreciable Assets*

Depreciable assets are recorded at cost and depreciated under the straight-line basis using the estimated useful lives of the asset ranging from of three to ten years.

Maintenance and repairs are charged to operations when incurred. Betterments and renewals are capitalized. Depreciation for the year ended December 31, 2018 was $1,003.

G.   *Statement of Cash Flows*

Cash and Cash Equivalents - For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. For the year ended December 31, 2018, the Company did not have any cash equivalents.

Cash Paid - Interest and Taxes - The amount of cash paid for interest and taxes for the year ended December 31, 2018 are as follows:

Interest	$	16,250
Income taxes	$	15,058

NOTE 2   **NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital or a ratio of aggregate indebtedness to net capital, both as defined, of less than 15 to 1. At December 31, 2018, the Company had aggregate indebtedness of $219,057 and net capital of $157,116 which resulted in a ratio of 1.3942 to 1 and a ratio requirement of less than its minimum requirement of $100,000. Therefore, at December 31, 2018, based on its minimum requirement, the Company had excess net capital of $57,116.

See independent auditor's report

NOTE 3   **CAPITAL STOCK**

The Company is capitalized with the following issues of stock:
  Common stock, Class A; $1 par value,
  1,000 shares issued and outstanding;
  Controlling shareholder – 100%

  Common stock, Class B; $.01 par value,
  100,000 shares issued and outstanding;
  Controlling shareholder – 92.5%

  Preferred stock; $100 par value,
  2,190 shares issued and outstanding;
  Controlling shareholder – 100%

NOTE 4   **FAIR VALUE**

FASB ASC 820 defines fair value, establishes a framework for measuring fair value and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

Level 2. Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.

Level 3. Unobservable inputs for the asset or liability

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

See independent auditor's report

NOTE 4   **FAIR VALUE (Continued)**

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2018.

Fair Value Measurements on a Recurring Basis
As of December 31, 2018

	Level 1	Level 2	Level 3	Total
ASSETS				
Cash	$ 12,917	$ -	$ -	$ 12,917
Cash with clearing broker	171,041	-	-	171,041
ETF securities	70,220 -	-	-	70,220
Municipal securities	-	242,763	-	242,763
Total	$254,178	$ 242,763	$ -	$ 496,941

See independent auditor's report

VALDÉS & MORENO, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2018

NOTE 5   INVESTMENTS

The Company's investments are identified as follows:

Trading Securities

This is an account maintained by the company with its clearing broker to invest in securities on a short-term basis. Income from this activity is reflected in income in the current year. Trading securities held at December 31, 2018 amounted to $262,978.

Hold-to-Maturity Bonds

These types of bonds are held to their maturity date. At maturity, the Company will receive the face value of the bonds plus any accrued interest. When purchased the bonds were acquired at either a discount or premium and in accordance with GAAP this discount or premium is amortized to income over the life of the bond. At December 31, 2018, the fair value of these investments was $29,994 with a corresponding face value of $30,000.

Available-for-Sale Securities

This category includes investments that the company will not likely hold to maturity but are actively traded. At December 31, 2018, the fair value of these investments was $20,012 with a corresponding cost of $20,000.

NOTE 6   INCOME TAXES

The Company follows the provisions of FASB accounting standards regarding unrecognized tax positions. Since the Company has not taken any tax positions for which the deductibility is uncertain, it has not provided for any increase in tax liability as of December 31, 2018. Tax years 2015 through 2017 are still open and subject to examination by the respective tax jurisdictions. There were no significant timing differences between book and tax income and, accordingly, there is no provision for deferred income taxes required.

See independent auditor's report

NOTE 7   **LEASE COMMITMENTS**

In July 2012, the Company executed a lease on new office space for a ten-year period at annual rates ranging from $22,200 to $28,260. Annual maturities are:

2019	$ 28,260
2020	$ 28,260
2021	$ 28,260
2022	$ 28,260
Thereafter	$ 14,130

In addition, the Company leases additional office space at another location on a month-to-month basis at the rate of $1,075 per month.

Office lease expense for 2018 was $40,955.

NOTE 8   **SUBSEQUENT EVENTS**

Management has evaluated subsequent events through February 27, 2019, the date on which the audited financial statements were issued. In its evaluation, nothing was noted that would require further disclosure in the financial statements.

SUPPLEMENTAL INFORMATION

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	as of: December 31, 2018
Valdès & Moreno, Inc	

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition				$	211,542	3480
2.	Deduct Ownership equity not allowable for Net Capital					-	3490
3.	Total ownership equity qualified for Net Capital					211,542	3500
4.	Add:						
	A.	Liabilities subordinated to claims of general creditors allowable in computation of net capital				-	3520
	B.	Other (deductions) or allowable credits (List)				-	3525
5.	Total capital and allowable subordinated liabilities				$	211,542	3530
6.	Deductions and/or charges:						
	A.	Total non-allowable assets from						
		Statement of Financial Condition (Notes B and C)	$	2,077	3540			
	B.	Secured demand note delinquency			3590			
	C.	Commodity futures contracts and spot commodities --						
		proprietary capital charges		-	3600			
	D.	Other deductions and/or charges		-	3610		(2,077)	3620
7.	Other additions and/or allowable credits (List)					-	3630
8.	Net capital before haircuts on securities positions				$	209,465	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f):						
	A.	contractual securities commitments	$	-	3660			
	B.	Subordinated securities borrowings			3670			
	C.	Trading and investment securities:						
		1.	Exempted securities	13,580	3735			
		2.	Debt securities	-	3733			
		3.	Options	-	3730			
		4.	Other securities	10,533	3734			
	D.	Undue Concentration	28,236	3650			
	E.	Other (List)	-	3736		(52,349)	3740
10.	Net Capital				$	157,116	3750

OMIT PENNIES

NOTE: There were no differences noted in the computation of net capital between the audited financial statements and that of the firm's unaudited FOCUS Report filing.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	as of December 31, 2018
Valdès & Moreno, Inc.	

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6 2/3% of line 19)	$ 14,604	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 100,000	3758
13.	Net capital requirement (greater of line 11 or 12)	$ 100,000	3760
14.	Excess net capital (line 10 less 13)	$ 57,116	3770
15.	Net capital less greater of 10% of line19 or 120% of line 12	▼22 $ 37,116	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition			$ 219,057	3790
17.	Add:				
	A. Drafts for immediate credit	▼21 $ -	3800		
	B. Market value of securities borrowed for which no equivalent value is paid credited	$	3810		
	C. Other unrecorded amounts (List)	$	3820	-	3830
19.	Total aggregate indebtedness			$ 219,057	3840
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)			% 139.42	3850
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15C3-1(d)			% -	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$ -	3970
22.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	▼23 $	3880
23.	Net capital requirement (greater of line 21 or 22)	$	3760
24.	Excess capital (line 10 less 23)	$	3910
25.	Net capital in excess of the greater of:		
	A. 5% of combined aggregate debit items or $120,000	$	3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6 2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

Valdés & Moreno, Inc.
Computation of Determination of Reserve Requirements and
Information Relating to Possession or Control Requirements Under Rule
15c3-3 of the Securities and Exchange Commission
December 31, 2018

The Company did not make a computation for determining any reserve requirement or supply information relating to the possession or control requirements pursuant to Rule 15c3-3 as it is exempt pursuant to subparagraph (k)(2)(ii) of Rule 15c3-3.

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA
MAGGIE CHANG, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
of Valdés & Moreno, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report for year ended December 31, 2018, in which (1) Valdés & Moreno, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Valdés & Moreno, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (exemption provisions) and (2) Valdés & Moreno, Inc. stated that Valdés & Moreno, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Valdés & Moreno, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Valdés & Moreno, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Olathe, Kansas

February 27, 2019

Registered: SEC, MSRB	Member: FINRA, SIPC



6300 N. Revere Drive, Suite 110
Kansas City, MO 64151

(816) 221-6700	(800) 279-7200

Valdés & Moreno, Inc. Exemption Report

U.S. Securities and Exchange Commission
Chicago Regional Office
175 W. Jackson Boulevard, Suite 1450
Chicago, IL 60604

Valdés & Moreno, Inc. (the "Company) is a registered broker-dealer subject to Rule 17a-5 as promulgated by the Securities and Exchange Commission (17C.F.R. §240.17a-5 "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed exemption from 17 C.F. R. §240.15c3-3 under the provision of 17 C.F.R.§240.15c3-3(k)(2)(ii).

2. The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

Valdés & Moreno, Inc.

I, Marco R. Listrom, swear or affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: ___PRESIDENT___

February 27, 2019